UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 6, 2014

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, March 6, 2014

Commercial success and accelerated cost reductions enabled Orange to achieve its operating cash flow target for 2013 of 7 billion euros. Group share of consolidated net income more than doubled to 1.9 billion euros

•

Positive commercial momentum initiated in previous quarters accelerated in the 4th quarter of 2013:

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the Orange Group had a total of 236.3 million customers at 31 December 2013, a year-on-year increase of 2.4% (5.6 million net additions)

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the objective of reaching one million 4G mobile broadband customers in France was achieved and, with more than 4,200 sites, Orange covers 50% of the population. In Spain, Orange had 530,000 4G customers and more than 1,600 sites deployed covering 30% of the population. In Poland, 4G was launched in Warsaw,  and in the United Kingdom, EE had more than 2 million 4G customers as of early January 2014

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in France, fourth-quarter net sales of mobile contracts1 were the highest of the year, with nearly two thirds of them related to premium offers in the Origami and Open ranges. Uptake of  fibre accelerated in the 4th quarter, with the customer base rising 17% in three months to 319,000 customers at the end of 2013

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in Spain, mobile contracts1 also grew strongly (+9.6% year on year) with the rapid growth of SIM-only offers, while the fixed broadband customer base climbed 21.2%, driven by the success of the Canguro convergent offers

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in Africa and the Middle East, strong growth in the mobile customer base continued (+7.9% year on year), with 88.0 million customers at 31 December 2013 (including 3.4 million net additions in the 4th quarter). 3G is now available in 17 countries and Orange Money had 8.9 million customers at 31 December 2013

•

Consolidated revenues were 40.981 billion euros in 2013, a 4.5% decline on a comparable basis of which more than 40% is attributable to the impact of regulatory measures. Excluding regulatory measures, revenues declined 2.6%:

-

in France, revenues fell 4.8%, primarily related to mobile services where ARPU declined 11.5% (-8.0% excluding the impact of regulatory measures)

-

in Spain, revenues rose 4.4% led by sales of mobile handsets sold under plans with payment by instalment and by fixed services

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in Poland, the decrease in mobiles services was limited to 2.6%. Competitive pressure on prices was partly offset by customer base growth

-

in the Rest of World segment, revenues increased 1.3% thanks to growth of 4.7% in Africa and the Middle East, while Europe, marked by the downturn in Belgium and Slovakia, fell 2.8%

-

in the Enterprise segment, revenues fell 5.3% with heightened competition on prices in a difficult European economic environment. IT services, particularly Cloud services, rose strongly (+23%)

•

The Group has demonstrated its outstanding ability to work collectively to adapt and control costs. These efforts led to a cost reduction of 929 million euros (798 million euros of which was in France) which offset nearly half of the 1.949 billion decline in revenues. Direct costs were reduced by 5.4% (583 million euros) and indirect costs by 1.9% (346 million euros)

•

Restated EBITDA was 12.649 billion euros in 2013. The restated EBITDA margin (30.9%) decrease was limited to 1.0 percentage point on a comparable basis compared to 2012

•

CAPEX was 5.631 billion euros in 2013 for an investment rate of 13.7% of revenues, an increase of 0.4 percentage points compared to 2012 on a comparable basis. This investment strengthens the Orange Group's position as a leader in the field of telecommunication networks, in particular with investments in high-speed fixed and mobile broadband (4G, fibre and VDSL) which doubled compared to 2012

•

The Group share of consolidated net income (1.873 billion euros in 2013) more than doubled compared to the previous year (820 million euros in 2012). This improvement in Group share of net income is related to a significantly lower level of goodwill impairment in 2013 compared to 2012

1   Excluding machine-to-machine.

•

Operating cash flow (restated EBITDA less CAPEX) was 7.019 billion euros in 2013, in line with the 2013 operating cash flow target of more than 7 billion euros

•

Net debt was 30.726 billion euros at 31 December 2013. The restated ratio of net debt to EBITDA was 2.37x. Excluding the payment of 2.146 billion euros related to the tax dispute concerning fiscal year 2005, the ratio was 2.21x at 31 December 2013, in line with the target of a restated ratio of net debt to EBITDA of around 2.2x at the end of 2013, excluding the impact of the tax dispute

Outlook for 2014:

Despite persistent pressure on revenues, Orange expects that the restated EBITDA for 2014 will be between 12.1 and 12.6 billion euros, taking into account the continued significant efforts on costs and excluding the impact of the disposal of operations in the Dominican Republic2. This objective corresponds to a stabilisation in the restated EBITDA margin compared to 2013. The Group will also maintain its ambitious investment programme in very high-speed fixed and mobile networks.

Financial policy of the Group:

-

objective of a return to a restated net debt to EBITDA ratio closer to 2x at the end of 2014 and a restated ratio of about 2x in the medium term in order to preserve Orange’s financial strength and investment capacity,

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within this framework, the Group pursues a policy of selective acquisitions concentrating on markets in which it is already present,

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payment of a dividend for 2014 of 0.60 euros per share. An interim dividend for 2014 of 0.20 euros per share will be paid in cash in December,

-

in addition, the Group confirms the payment of the balance of the dividend for 2013 of 0.50 euro per share which will be paid in cash on 5 June 20143.

Commenting on the publication of the 2013 results, Stéphane Richard, Chairman and CEO of Orange, stated:

“These results demonstrate the resilience and adaptability of the Group’s employees whose efforts have enabled us to achieve all our financial commitments despite the highly-competitive environment. In a European market focused on convergence and SIM-only offers, our segmented approach to the market and our investment in high-speed fibre and 4G have proved compelling, with excellent commercial results in terms of both volume and value, particularly in France.

The company has also shown its skill in adapting to market conditions and controlling its costs. Our strategy of delivering innovation in the services we provide is increasingly successful, for instance with our cloud offers and mobile payment products. In 2014, we will continue to manage our cost base, while remaining attentive to the quality of social dialogue in the company.

In a European market with no shortage of challenges, Orange is determined to remain a leader both in terms of its networks and the creativity of its offers, in fixed as well as mobile. All this combined will enable us to stabilise our EBITDA margin.”

2   The impact of the disposal of Orange Dominicana on restated EBITDA will take effect from the second quarter of 2014 and is estimated at about -100 million euros for the 2014 financial year.

3   Subject to the approval of the Annual General Meeting of shareholders.

key figures

•

full year data

	2013	2012	2012	change	change	change	impact of	impact of
In millions of euros		comparable basis	historical basis	comparable basis	excluding regulatory measures	historical basis	change in exchange rates	change in consolidation scope
Revenue	40 981	42 930	43 515	(4.5)%	(2.6)%	(5.8)%	(0.8)%	(0.5)%
Of which :
France	20 018	21 425	21 431	(6.6)%	(4.8)%	(6.6)%	-	(0.0)%
Spain	4 052	4 027	4 027	0.6%	4.4%	0.6%	-	-
Poland	3 079	3 369	3 381	(8.6)%	(3.9)%	(8.9)%	(0.3)%	(0.0)%
Rest of World	7 792	7 829	8 281	(0.5)%	1.3%	(5.9)%	(3.5)%	(2.0)%
Enterprise	6 513	6 881	7 001	(5.3)%	(5.3)%	(7.0)%	(0.8)%	(0.9)%
International Carriers and Shared Services	1 702	1 618	1 623	5.2%	5.2%	4.9%	(0.1)%	(0.1)%
Eliminations	(2 175)	(2 219)	(2 229)	-	-	-	-	-
Restated EBITDA*	12 649	13 670	13 785	(7.5)%	(5.5)%	(8.2)%	(0.5)%	(0.3)%
As % of revenues	30.9%	31.8%	31.7%	(1.0)pt.	(0.9)pt.	(0.8)pt.	-	-
Of which :
France	7 130	7 739	7 834	(7.9)%	(5.7)%	(9.0)%	-	(1.2)%
Spain	1 038	951	951	9.2%	12.8%	9.2%	-	-
Poland	972	1 155	1 156	(15.8)%	(14.7)%	(15.9)%	(0.3)%	0.3%
Rest of World	2 456	2 663	2 800	(7.8)%	(5.8)%	(12.3)%	(3.3)%	(1.6)%
Enterprise	1 033	1 181	1 177	(12.5)%	(12.5)%	(12.2)%	2.0%	(1.6)%
International Carriers and Shared Services	19	(20)	(133)	(196.0)%	(196.0)%	(114.6)%	(2.4)%	(82.4)%
Operating Income	5 288		4 063			30.1%
Net income	2 133		1 104			93.1%
Net income attributable to equity owners of Orange SA	1 873		820			128.4%
CAPEX (excluding licences)	5 631	5 744	5 818	(2.0)%		(3.2)%	(1.0)%	(0.2)%
As % of revenues	13.7%	13.4%	13.4%	0.4pt		0.4pt
Operating cash flow (restated EBITDA*- CAPEX)	7 019	7 926	7 967	(11.4)%		(11.9)%

		31 December 2013	31 December 2012
Net financial debt		30 726	30 545
Restated ratio of net financial debt / EBITDA**		2.37x	2.17x
Excluding the impact of a payment related to a tax dispute concerning the financial year 2005		2.21x	2.17x
* EBITDA restatements are described in appendix 5. ** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

•

quarterly data

	4rth quarter	4rth quarter	4rth quarter	change comparable	change excluding	change historical	impact of change in	impact of change in
	2013	2012	2012	basis	regulatory	basis	exchange	consolidation
In millions of euros		comparable basis	historical basis		measures		rates	scope
Revenue	10 216	10 770	10 917	(5.1)%	(3.8)%	(6.4)%	(1.1)%	(0.3)%
Of which :
France	4 954	5 325	5,325	(7.0)%	(6.2)%	(7.0)%	-	(0.0)%
Spain	992	1 011	1,011	(1.9)%	2.7%	(1.9)%	-	-
Poland	755	832	847	(9.4)%	(4.0)%	(10.9)%	(1.7)%	(0.0)%
Rest of World	1 971	2 009	2,090	(1.9)%	(0.8)%	(5.7)%	(3.9)%	0.0%
Enterprise	1 658	1 736	1,786	(4.5)%	(4.5)%	(7.2)%	(1.2)%	(1.6)%
International Carriers and Shared Services	428	414	415	3.5%	3.5%	3.3%	(0.1)%	-
Eliminations	(542)	(557)	(558)	-	-	-	-	-
Restated EBITDA*	2 867	3 109	3 135	(7.8)%	(6.6)%	(8.6)%	(0.7)%	(0.1)%
As % of revenues	28.1%	28.9%	28.7%	(0.8)pt.	(0.9)pt.	(0.7)pt.
CAPEX (excluding licences)	1 882	2 091	2 118	(10.0)%		(11.1)%	(1.3)%	0.0%
As % of revenues	18.4%	19.4%	19.4%	(1.0)pt.		(1.0)pt.
Operating cash flow (restated EBITDA* - CAPEX)	984	1 019	1 018	(3.4)%		(3.3)%
* EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of Orange SA met on 5 March 2014 and examined the Group's financial statements.

The Group’s statutory auditors audited these financial statements, and the audit reports pertaining to their certification are in the process of being issued.

More detailed information is available on the Orange website:

www.orange.com

comments on key Group figures

revenues

Orange Group’s revenues were 40.981 billion euros in 2013, a decrease of 4.5% on a comparable basis (-1.949 billion euros). More than 40% of the revenue decline is related to regulatory measures (-840 million euros). Excluding the impact of regulatory measures, the Group’s revenues fell 2.6% compared to 2012, reflecting pressure on mobile services prices in Europe, partially offset by growth in Spain and in the Africa and the Middle East region.

In the 4th quarter of 2013, the Group’s revenues were 10.216 billion euros, a decrease of 5.1% on a comparable basis. Excluding the impact of regulatory measures (-156 million euros), revenues were down 3.8%, after falling 2.4% in the 3rd quarter of 2013. Revenues in the 4th quarter were marked by heightened competition in mobile services related to the growing impact of the repositioning of commercial offers in the main European countries.

Annual revenue trends by region, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services fell 7.0%, reflecting the change in ARPU (-11.5% and -8.0% excluding the impact of regulatory measures), while the contract customer base (excluding machine-to-machine) rose 3.8% year on year. Fixed broadband revenues were relatively stable (-0.3%) with customer base growth (+2.2%), particularly in fibre, impacted by the growing share of Open convergent offers;

•

in Spain, revenues grew 4.4%. The very strong growth of mobile equipment sales related to offers with payment by instalment and the steady rise in fixed services (broadband and carrier services) were partially offset by the downturn in mobile services linked to the development of SIM-only offers;

•

in Poland, the decrease in mobile services was limited to -2.6%: the growth of the contract customer base (+4.5%), led by the Open convergent offers and the "nju.mobile" online offers, partially offset competitive pressure on prices;

•

Rest of World segment: Africa and the Middle East reported growth of 4.7% generated mainly by Côte d’Ivoire, Mali, Guinea and Senegal. Revenues in Europe were down 2.8%, marked by reductions in mobile services prices in Belgium and Slovakia;

•

Enterprise segment: revenues declined 5.3% in a difficult macroeconomic environment with heightened competition. Revenues from IT services, particularly the Cloud (+23%) and security services (+14%), nonetheless rose strongly.

On an historical basis, 2013 revenues were down 5.8% in relation to 2012, which included the impact of changes in scope of consolidation (-0.5 percentage points), principally related to the disposal of Orange Switzerland on 29 February 2012 and the disposal of Etrali on 3 June 2013, as well as the impact of foreign exchange variations (-0.8 percentage points), in particular with the decline of the Egyptian pound, the Dominican peso, the US dollar and the Jordanian dinar.

customer base growth

The Group had 236.3 million customers at 31 December 2013, an increase of 2.4%, with 5.6 million net additions year on year. The number of mobile services customers reached 178.5 million at 31 December 2013, an increase of 3.5% year on year (+6.1 million net additions):

-

The Africa and the Middle East region had 88.0 million mobile services customers at 31 December 2013, an increase of 7.9% (+6.4 million net additions). Orange Money had 8.9 million customers at 31 December 2013, versus 5.6 million customers one year earlier;

-

in France, mobile contracts (20.9 million customers) rose 5.9%, led by the Sosh, Open and Origami segmented offers. Contract customers represented more than three-fourths of the mobile customer base at 31 December 2013;

-

in other regions, the mobile contract customer base (34.5 million customers at 31 December 2013) also grew strongly (+6.1% year on year, excluding the impact of the Orange Austria disposal) and represented 54% of the mobile customer base at 31 December 2013. The increase in contract customers mainly concerns Spain, the United Kingdom, Poland and Romania.

The Group had a total of 15.5 million fixed broadband customers at 31 December 2013, an increase of 3.8% year on year, with 559,000 net additions, including 297,000 in Spain, 215,000 in France and 29,000 in Slovakia. This included 382,000 fibre customers at 31 December 2013, with 319,000 in France, 59,000 in Slovakia and close to 3,000 in Moldova.

restated EBITDA

Restated EBITDA was 12.649 billion euros in 2013, a decrease of 7.5% on a comparable basis. Excluding the impact of regulatory measures (-279 million euros), the decrease was 5.5% compared to 2012.

The ratio of restated EBITDA to revenues was 30.9%, representing a limited decrease of 1.0 percentage points on a comparable basis, after a 1.6 percentage-point decline in 2012.

The operating cost reduction of 929 million euros, mainly in France (798 million euros) and Poland (107 million euros) offset nearly half of the revenue decrease (-1.949 billion euros). Of this, 583 million euros related to direct costs and 346 million euros related to indirect costs.

These developments were principally driven by the Chrysalid plan, which aims to improve the Group’s operational efficiency and reduce costs, in particular by internalizing certain activities related to distribution, customer management, network maintenance and IT.

The changes in ratios of operating expenses to revenues, on a comparable basis, were as follows:

-

commercial costs and content purchases fell 3.0% and related to equipment purchases for resale, advertising costs and content purchases. The ratio of commercial costs and content purchases to revenues was 15.6% (+0.2 percentage points compared to 2012);

-

service fees and inter-operator costs decreased 8.3%, favourably impacted by the reduction of call termination rates (+560 million euros). The ratio of service fees and inter-operator costs to revenues was 12.0%, a 0.5 percentage-point improvement compared to 2012;

-

labour expenses (restated) were down 1.2%. The average number of employees declined 2.5% to 159,515 full-time equivalents in 2013 versus 163,540 in 2012 on a comparable basis. The ratio of labour expenses (restated) to revenues was to 21.7%, an increase of 0.7 percentage points in relation to 2012;

-

all other expenses (restated) were down 2.1% in 2013, compared with an increase of 1.3% in 2012, due to the reduction in overheads and subcontracting expenses. The ratio of other expenses (restated) to revenues was 19.8%, up 0.5 percentage points in relation to 2012.

operating income

The Orange group’s operating income was 5.288 billion euros in 2013, an increase of 1.225 billion euros on an historical basis, including the impact of changes in the scope of consolidation (-110 million euros) and foreign exchange (+108 million euros).

On a comparable basis, operating income was 1.227 billion euros. This relates in particular to:

-

the reduction in the impairment of goodwill and assets (+1.095 billion euros), reflecting impairment of 636 million euros in 2013 (including 408 million euros in Belgium) and impairment of 1.731 billion euros in 2012, primarily concerning Poland, Egypt and Romania;

-

the decrease in depreciation and amortization (+187 million euros) related in particular to the end of the amortization of contract customer bases in Spain in May 2012.

These favourable items were partially offset by the decrease in EBITDA (-54 million euros before restatements), while the share of income from associates remained stable in relation to 2012 on a comparable basis.

net income

The Orange group’s consolidated net income was 2.133 billion euros in 2013, compared with 1.104 billion euros in 2012. The increase of 1.029 billion euros is linked to the growth in operating income of 1.225 billion euros, partially offset by:

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an increase in corporation tax (-174 million euros) due to the recognition in 2012 of deferred taxes related to the Part Time for Seniors agreement in France and to the revaluation of deferred tax assets in Spain; and

-

the reduction in net financial income (-22 million euros). Net financial income in 2012 benefitted from a financial gain of 242 million euros, related in particular to the revision of financial parameters for the acquisition price for ECMS shares from OTMT and minority shareholders. Excluding that impact, net financial income in 2013 would have improved by 220 million euros, reflecting the lower weighted average cost of gross financial debt and the reduction in the average outstanding amount of gross financial debt.

Group share of net income was 1.873 billion euros in 2013, compared with 820 million euros in 2012.

CAPEX

CAPEX of 5.631 billion euros in 2013 represented a ratio of CAPEX to revenues of 13.7%, an increase of 0.4 percentage points in relation to 2012 on a comparable basis. Investments in the networks represented 58% of the Group's CAPEX in 2013 and rose 4.3%, led by the development of high-speed broadband (4G, fibre and VDSL):

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in France, the deployment of high-speed mobile broadband (4G) ramped up, with more than 4,200 sites covering 50% of the population deployed at 31 December 2013. High-speed  fixed broadband also continued to grow rapidly with fibre connectivity available to 2.6 million homes (+54% year on year) and VDSL availability for 5.0 million lines at 31 December 2013;

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in Spain, more than 1,600 4G sites covering 30% of the population were deployed at 31 December 2013. Meanwhile, fibre deployment in partnership with Vodafone continued;

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in Poland, the programme of mobile network sharing is being carried out with 8,200 sites shared with the operator T-Mobile at 31 December 2013, including 877 4G sites covering 16% of the population, while fixed broadband had VDSL availability for 2.9 million lines at that date;

-

in the Rest of World segment, the level of investment remained high, in particular in 3G to support the very strong growth in data traffic. At 31 December 2013, 3G was available in 17 countries in Africa and the Middle East, and 4G is already marketed in several countries, most notably Luxembourg, Moldova and Romania.

operating cash flow

Operating cash flow, which corresponds to restated EBITDA less CAPEX, was 7.019 billion euros, in line with the Group’s operating cash flow target for 2013 of more than 7.0 billion euros.

net financial debt

The Orange group's net financial debt was 30.726 billion euros at 31 December 2013.

The restated ratio of net debt to EBITDA was 2.37x at 31 December 2013. Excluding the payment of 2.146 billion euros related to the tax dispute concerning the 2005 financial year, this ratio was 2.21x at 31 December 2013, in line with the target restated ratio of net debt to EBITDA of around 2.2x at the end of 2013 (excluding the impact of the tax dispute).

The key components of the change in net financial debt in 2013 are presented in appendix 4.

changes to portfolio of operations

The Group continued to pursue its strategy of asset portfolio optimization as announced in May 2011. Following the disposal of its operations in Switzerland in February 2012, the Group finalized in 2013 the disposal of its interests in Austria (Orange Austria) and in Portugal (Sonaecom) and announced the signing of an agreement to dispose of its interest in the Dominican Republic (Orange Dominicana). In October 2013, Orange Polska announced the signing of an agreement for the sale of 100% of its subsidiary Wirtualna Polska in Poland. In application of a forward purchase agreement signed in July 2012, the Group acquired 51% of the share capital of Dailymotion in January 2013, bringing its interest to 100%.

2013 dividend

The Group confirms that a dividend of 0.80 euros per share for 2013 will be proposed to the Annual General Meeting of Shareholders on 27 May 2014. Considering the payment of an interim dividend of 0.30 euros on 11 December 2013, the balance of the dividend will be 0.50 euros, subject to the approval of the Shareholders, and will be paid in cash on 5 June 2014. The ex-dividend date is 2 June 2014 and the registration date is 4 June 2014.

review by operating segment

France

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	20 018	21 425	21 431	(6.6)%	(6.6)%
Restated EBITDA	7 130	7 739	7 834	(7.9)%	(9.0)%
Restated EBITDA / Revenues	35.6%	36.1%	36.6%	0	0
CAPEX	2 833	2 712	2 712	4.5%	4.5%
CAPEX / Revenues	14.1%	12.7%	12.7%
Restated EBITDA – CAPEX	4 298	5 027	5 122	(14.5)%	(16.1)%

Revenues in France (20.018 billion euros in 2013) declined 6.6%. Excluding the impact of regulatory measures (-395 million euros), revenues decreased 4.8%.

Mobile Services (8.348 billion euros) declined 10.3%. Excluding the impact of regulatory measures (-327 million euros), the decrease was 7.0%, reflecting price reductions linked to the updating of the Sosh, Open and Origami segmented offers started in early 2012. At 31 December 2013, 85% of the consumer contract customer base had migrated to these new offers. Total mobile ARPU (contract and pre-paid) decreased 11.5% in 2013 (-8.0% excluding the impact of regulatory measures).

There were 19.101 million contract customers4 at 31 December 2013, 3.8% growth year on year (698,000 net additions).This strong commercial momentum translated into a record level of net sales in the 4th quarter (+316,000) following an already high level in the 3rd quarter (+298,000), and significant recovery in the Open and Origami premium offers, which represented 63% of gross consumer sales in the 4th quarter of 2013 versus 55% in the 4th quarter of 2012.

The Sosh online offers continued to climb sharply, with 1.854 million customers at 31 December 2013 versus 794,000 customers one year earlier (+237,000 in the 4th quarter 2013).

The launch of 4G was very successful; Orange France already had a million customers for this service at 31 December 2013.

Fixed services (10.613 billion euros) declined 3.6%. Excluding the impact of regulatory measures (-68 million euros), the decrease was 2.9% and corresponded mainly to the 12.6% decline in traditional telephone services. Fixed broadband decreased slightly (-0.3%) due to the growing share of Open quadruple-play offers, which represented 34% of the fixed broadband customer base at 31 December 2013 versus 24% one year earlier. The fixed broadband customer base stood at 10.108 million subscribers at 31 December 2013, an increase of 2.2% year on year. It included 319,000 fibre optic subscribers at that date, compared with 176,000 a year earlier. Revenues from services to carriers rose 1.2% (+2.9% excluding regulatory measures), led by growth in the number of lines sold to other carriers.

4th quarter 2013

Revenues in France were 4.954 billion euros, a decrease of 7.0%. Excluding the impact of regulatory measures (-42 million euros), revenues declined 6.2%, after falling 4.9% in the 3rd quarter:

-

mobile services (1.980 billion euros) declined 12.1%. Excluding the impact of regulatory measures, the decrease was 11.0%, after declining 8.1% in the 3rd quarter, reflecting the growing impact of the revised segmented offers; and

-

fixed services (2.654 billion euros) decreased 3.4% (-2.9% excluding regulatory measures), after declining 2.4% in the 3rd quarter. The fixed broadband market share was estimated at about 24% in the 4th quarter.

Restated EBITDA in France (7.130 billion euros) declined 608 million euros (-7.9%) on a comparable basis. Excluding the impact of regulatory measures, the decrease was limited to -430 million euros, thanks to major cost savings offsetting more than 50% of the downturn in revenues (-1.012 billion euros) :

-

+262 million euros on direct costs , in particular commercial costs (+201 million euros) not affecting commercial performance; and

-

+319 million euros on indirect costs with the optimisation of support processes and customer relations (reduction of labour expenses, subcontracting costs and overheads).

The restated EBITDA rate (35.6%) had a decrease limited to 0.5 percentage points in relation to 2012 (-0.3 percentage points excluding regulatory measures).

CAPEX in France was 2.833 billion euros in 2013, a 4.5% increase in relation to 2012. Investments were particularly significant in high-speed mobile broadband (4G), with more than 4,200 sites deployed, covering 50% of the population at 31 December 2013. The Group’s high-speed fixed broadband network offered fibre connectivity to 2.573 million homes, 54% growth year on year, and VDSL availability for 5.0 million lines at 31 December 2013.

4   Excluding machine-to-machine contracts.

Spain

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	4 052	4 027	4 027	0.6%	0.6%
Restated EBITDA	1 038	951	951	9.2%	9.2%
Restated EBITDA / Revenues	25.6%	23.6%	23.6%	0	0
CAPEX	562	473	473	18.8%	18.8%
CAPEX / Revenues	13.9%	11.8%	11.8%
Restated EBITDA - CAPEX	476	478	478	(0.4)%	(0.4)%

Revenues in Spain (4.052 billion euros in 2013) grew 0.6%. Excluding the impact of regulatory measures (-144 million euros), they increased 4.4% in relation to 2012.

Mobile services (2.843 billion euros) declined 8.0%. Excluding the impact of regulatory measures (-144 million euros), revenues decreased 3.6% in relation to 2012, reflecting the rapid development of SIM-only offers and the highly-attractive Canguro convergent offers marketed in the 2nd quarter of 2013.

The mobile customer base comprised 12.377 million customers at 31 December 2013, an increase of 4.5% year on year. Contract customer numbers rose 10.4% (+845,000 new additions) to 8.945 million customers at 31 December 2013, representing 72.3% of the total customer base at that date (+3.8 percentage points year on year). High-speed mobile broadband (4G) already had 530,000 customers at 31 December 2013.

Mobile equipment sales (354 million euros) more than doubled in relation to 2012 (+112.5%), led by the sale of mobile handsets on plans with payment by instalment in a commercial operation launched in the 2nd quarter of 2013 at the same time as the marketing of SIM-only mobile services offers.

Fixed services (842 million euros) increased 12.5% with strong growth in carrier services (+28.9%) and fixed broadband services (+10.3%). The number of broadband subscribers increased +21.2% year on year to 1.693 million customers at 31 December 2013, whereas ARPU declined 3.8% with the development of convergent offers. At 31 December 2013, convergent offers represented 67% of the number of broadband subscribers versus 38% one year earlier.

4th quarter 2013

Revenues were 992 million euros, a decrease of 1.9%. Excluding the impact of regulatory measures (-45 million euros), they increased 2.7% after rising 6.9% in the 3rd quarter. This was linked to the increasing decline in mobile services (-9.7%, after falling 4.6% in the 3rd quarter), reflecting the rapid development of SIM-only offers, while mobile handset sales continued to climb sharply (+205%, after rising 208% in the 3rd quarter) with the success of the plans with payment by instalment. Fixed services grew 8.0% after rising 11.5% in the 3rd quarter, led by broadband (+8.3%) and carrier services (+16.5%).

Restated EBITDA in Spain (1.038 billion euros in 2013) rose 9.2%. The restated EBITDA rate was 25.6%, an improvement of 2 percentage points in relation to 2012, due to the reduction of direct costs (in particular service fees and inter-operator costs) and indirect costs (overhead reduction), as well as to the increase in revenues.

CAPEX (562 million euros in 2013) increased 18.8% in relation to 2012, led by investments in 4G and fibre. More than 1,600 4G sites covering 30% of the population were deployed at 31 December 2013. Fibre optic deployment continued, in partnership with Vodafone.

Poland

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	3 079	3 369	3 381	(8.6)%	(8.9)%
Restated EBITDA	972	1 155	1 156	(15.8)%	(15.9)%
Restated EBITDA / Revenues	31.6%	34.3%	34.2%	0	0
CAPEX	457	558	558	(18.2)%	(18.1)%
CAPEX / Revenues	14.8%	16.6%	16.5%
Restated EBITDA - CAPEX	516	597	598	(13.6)%	(13.8)%

Revenues in Poland (3.079 billion euros in 2013) fell 8.6% on a comparable basis. Excluding the impact of regulatory measures (-165 million euros), revenues decreased 3.9%.

Mobile services (1.456 billion euros) declined 10.8% on a comparable basis. Excluding the impact of regulatory measures (-137 million euros), the decrease was 2.6%, reflecting competition on prices.

The total mobile customer base (15.325 million customers at 31 December 2013) rose 2.9%. Orange Poland ended the year with strong commercial momentum, +200,000 net sales in the 4th quarter, confirming the recovery reported in the 3rd quarter.

The online “nju.mobile” offers launched on April 25th had 353,000 customers at 31 December 2013, including 150,000 new additions in the 4th quarter, and the Open convergent offers had 286,000 customers one year after marketing began.

Fixed services (1.443 billion euros) declined 8.1% on a comparable basis (-6.4% excluding regulatory measures). The downward trend in traditional telephony slowed to -15.0% excluding the impact of regulatory measures, after falling 17.1% in 2012. Meanwhile, fixed broadband revenues rose 6.4%, led by the growth of ARPU with the development of the Open multi-play offers. The number of fixed broadband customers dipped slightly (-1.9%) to 2.301 million customers at 31 December 2013.

4th quarter 2013

Revenues (755 million euros) declined 9.4% on a comparable basis. Excluding the impact of regulatory measures (-46 million euros), revenues declined 4.0%, after falling 2.6% in the 3rd quarter: the decrease in mobile services was limited to 2.2%, after declining -2.4% in the 3rd quarter, while fixed services continued to improve, declining 4.1% after the decreases of 4.8% in the 3rd quarter and 8.3% in the 1st half. Other revenues declined due to lower ICT equipment sales following a higher level in the 4th quarter of the previous year.

Restated EBITDA in Poland (972 million euros in 2013) fell 15.8% on a comparable basis (-183 million euros). The decrease in revenues and the increase in commercial costs were partially offset by a reduction in other direct costs (lower service fees and inter-operator costs related to reductions in regulated rates) and a reduction in indirect costs (labour expenses, overheads and advertising costs).

CAPEX (457 million euros in 2013) declined 18.2% on a comparable basis after the high levels of 2012, in particular in IT investments, and with the completion of the construction programme for 1.2 million fixed broadband lines as part of an agreement with the regulator. CAPEX nonetheless remained strong in mobile networks with network sharing, where a total of 8,200 sites were shared with the operator T-Mobile at 31 December 2013, including 877 4G mobile sites covering 16% of the population. Deployment of high-speed fixed broadband also continued, with VDSL availability for 2.9 million lines at 31 December 2013.

Rest of World

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	7 792	7,829	8 281	(0.5)%	(5.9)%
Restated EBITDA	2 456	2,663	2 800	(7.8)%	(12.3)%
Restated EBITDA / Revenues	31.5%	34.0%	33.8%	0	0
CAPEX	1 163	1,238	1 308	(6.0)%	(11.1)%
CAPEX / Revenues	14.9%	15.8%	15.8%
Restated EBITDA - CAPEX	1 293	1,426	1 492	(9.3)%	(13.3)%

Revenues in the Rest of World segment (7.792 billion euros in 2013) declined 0.5% on a comparable basis. Excluding the impact of regulatory measures (-136 million euros), revenues rose 1.3%.

In Africa and the Middle East, revenue growth (+4.3% on a comparable basis) reflected the increase in the mobile customer base, which reached 88.0 million customers at 31 December 2013, representing 6.4 million net additions year on year (+7.9%). Mali, Guinea, Egypt and Côte d’Ivoire were the principal contributors. Orange Money had 8.9 million customers at 31 December 2013 versus 5.6 million customers one year earlier.

In Europe, revenues declined 6.2% on a comparable basis. Excluding the impact of regulatory measures (-119 million euros), the decrease was 2.8%. Mobile services declined 3.7%, reflecting price reductions: the downturn in Belgium and Slovakia was partially offset by an upturn in the other countries (Romania, Moldova, Armenia and Luxembourg). Excluding the impact of the Orange Austria disposal, the mobile services customer base in Europe (20.0 million customers at 31 December 2013) grew 0.8% year on year, led by the 4.0% increase in contract customers (404,000 net additions).

In the Dominican Republic, the 7.3% increase in revenues on a comparable basis (+7.9% excluding regulatory measures) reflected the growth in the mobile customer base, which had 3.412 million customers at 31 December 2013 (+6.1% year on year).

4th quarter 2013

Revenues were 1.971 billion euros, a decrease of 1.9%. Excluding the impact of regulatory measures (-22 million euros), revenues declined 0.8%, after rising 1.3% in the 3rd quarter. The downturn in revenues was linked to Belgium, where the growing impact of contract price reductions (in the 2nd quarter) and decreased mobile handset sales was accentuated in the 4th quarter. Meanwhile, revenues improved in Africa and the Middle East, rising 6.6% excluding the impact of regulatory measures after rising 4.1% in the 3rd quarter, led by Côte d'Ivoire, Mali and Guinea.

Restated EBITDA in the Rest of World segment (2.456 billion euros) decreased 7.8% on a comparable basis. Excluding the impact of regulatory measures (-55 million euros), the decrease was 5.8%. This was notably generated by increased commercial costs in Romania and Côte d’Ivoire, and increased network costs and labour expenses in Africa and the Middle East related to business growth.

CAPEX in the Rest of World segment (1.163 billion euros in 2013) declined 6.0% on a comparable basis following large mobile network investments made in 2012, particularly in Africa. The investment level nonetheless remained high, particularly in 3G, to support the very strong growth in data traffic. At 31 December 2013, 3G covered 17 countries in Africa and the Middle East, and 4G was already being marketed in several countries, most notably Luxembourg, Moldova and Romania.

Enterprise

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	6 513	6 881	7 001	(5.3)%	(7.0)%
Restated EBITDA	1 033	1 181	1 177	(12.5)%	(12.2)%
Restated EBITDA / Revenues	15.9%	17.2%	16.8%
CAPEX	311	347	352	(10.4)%	(11.7)%
CAPEX / Revenues	4.8%	5.0%	5.0%
Restated EBITDA - CAPEX	722	834	825	(13.4)%	(12.4)%

Revenues in the Enterprise segment were 6.513 billion euros in 2013, a decrease of 5.3% on a comparable basis, largely due to a downward trend in legacy networks in France, and heightened competition on prices in a difficult European environment.

The services operations (1.683 billion euros) fell 3.9% (-2.4% excluding equipment sales). Service integration, application infrastructure management and project management saw a significant decline, especially in Europe. Conversely, Cloud services posted strong growth (+23%) and security solutions rose 14%.

Growing networks (413 million euros) increased 3.5%, led by Voice over IP services (+5.5%) and image solutions (+6.6%). Meanwhile, satellite access remained stable.

Mature networks (2.730 billion euros) declined 2.0%. IP-VPN in particular was impacted by price reductions, partially offset by rising traffic and the growing number of subscribers. Broadcasting decreased 4.7%.

Legacy networks (1.687 million euros) declined 13.3%, a pace comparable to that of the previous year.

4th quarter 2013

Revenues (1.658 billion euros) declined 4.5% on a comparable basis, after falling 7.2% in the 3rd quarter. The improvement in the 4th quarter was linked to services operations, which rose 3.3% excluding the impact of equipment sales, after falling 4.7% in the 3rd quarter in both the French and international operations.

Restated EBITDA for the Enterprise segment (1.033 billion euros in 2013) fell 12.5% on a comparable basis. The restated EBITDA rate was 15.9%, a decrease of 1.3 percentage points. The downturn in revenues was significantly offset by:

-

the reduction of direct costs, particularly network costs (linked to improved international profitability and a lower volume of legacy network business) and commercial costs; and

-

the reduction in overheads and other indirect costs.

CAPEX (311 million euros in 2013) was 10.4% lower on a comparable basis, consistent with the business trend.

International Carriers and Shared Services

In millions of euros	period ended 31 December
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	1 702	1 618	1 623	5.2%	4.9%
Restated EBITDA	19	(20)	(133)	-	-
Restated EBITDA / Revenues	1.1%	(1.2)%	(8.2)%	0	0
CAPEX	305	416	415	(26.5)%	(26.4)%
CAPEX / Revenues	17.9%	25.7%	25.6%
Restated EBITDA - CAPEX	(286)	(436)	(547)	(34.4)%	(47.8)%

Revenues in the International Carriers and Shared Services segment (1.702 billion euros in 2013) rose 5.2% on a comparable basis, led mainly by services to international carriers.

Restated EBITDA was a positive figure of 19 million euros in 2013, versus negative restated EBITDA of -20 million euros in 2012 on a comparable basis, an improvement of +39 million euros. This was attributable to revenue growth, partially offset by increased service fees and inter-operator costs.

CAPEX was 305 million euros in 2013 versus 416 million euros in 2012 on a comparable basis. The decrease of 111 million euros year on year concerned customer service platforms, submarine cables and property following significant transactions in France in 2012.

schedule of upcoming events

•

29 April 2014: 1st quarter 2014 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Constance Gest

constance.gest@orange.com

Cionaith Cullen

cionaith.cullen@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This presentation contains forward-looking statements concerning Orange. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us and there can be no guarantee that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: our ability to withstand intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fluctuations in general economic activity levels and in the level of activity in each of the markets in which we operate; the political situation in the countries where we invest; the emergence of new powerful players, such as content and service suppliers or search engines; our ability to obtain a return on our investments in the networks; fiscal and regulatory constraints and changes; conditions for accessing the capital markets, in particular risks related to financial market liquidity; exchange rate or interest rates fluctuations; asset impairments; and results of current litigation. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers (AMF) on March 27, 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 12, 2013. Except to the extent required by law (in particular pursuant to sections 223-1 and seq. of the General Regulations of the AMF), Orange does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated income statement

(in millions of euros, except for per share data)	2013	2012	2011
Revenues	40 981	43 515	45 277
External purchases	(17 965)	(19 100)	(19 638)
Other operating income	687	900	658
Other operating expense	(508)	(721)	(691)
Labour expenses	(9 019)	(10 363)	(8 815)
Operating taxes and levies	(1 717)	(1 857)	(1 772)
Gain (losses) on disposal	119	158	246
Restructuring costs and similar items	(343)	(37)	(136)
EBITDA	12 235	12 495	15 129
Depreciation and amortization	(6 052)	(6 329)	(6 735)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	642
Impairment of goodwill	(512)	(1 732)	(611)
Impairment of fixed assets	(124)	(109)	(380)
Share of profits (losses) of associates and joint ventures	(259)	(262)	(97)
Operating Income	5 288	4 063	7 948
Cost of gross financial debt	(1 746)	(1 769)	(2 066)
Gains (losses) on assets contributing to net financial debt	59	101	125
Foreign exchange gains (losses)	(18)	(28)	(21)
Other net financial expenses	(45)	(32)	(71)
Finance costs net	(1 750)	(1 728)	(2 033)
Income tax	(1 405)	(1 231)	(2 087)
Consolidated net income after tax	2 133	1 104	3 828
Net income attributable to owners of the parent	1 873	820	3 895
Non-controlling interests	260	284	(67)

Earnings per share (in euros) attributable to owners of the parent
• basic	0.71	0.31	1.47
• diluted	0.71	0.31	1.46

appendix 2: consolidated statement of financial position

(in millions of euros)	31 December 2013	31 December 2012	31 December 2011
ASSETS
Goodwill	24 988	25 773	27 340
Other Intangible assets	11 744	11 818	11 343
Property, plant and equipment	23 157	23 662	23 634
Interests in associates and joint ventures	6 525	7 431	7 944
Assets available for sale	103	139	89
Non-current loans and receivables	1 837	1 003	994
Non-current financial assets at fair value through profit or loss	95	159	114
Non-current hedging derivatives assets	36	204	428
Other non-current assets	15	70	94
Deferred tax assets	3 251	3 594	3 551
Total non-current assets	71 751	73 853	75 531
Inventories	637	586	631
Trade receivables	4 360	4 635	4 905
Current loans and other receivables	38	81	1 165
Current financial assets at fair value through profit or loss, excluding cash equivalents	213	141	948
Current hedging derivatives assets	101	3	66
Other current assets	769	670	1 066
Operating taxes and levies receivables	924	1 193	1 218
Current tax assets	110	109	124
Prepaid expenses	377	388	368
Cash equivalents	4 330	7 116	6 733
Cash	1 586	1 205	1 311
Total current assets	13 445	16 127	18 535
Assets held for sale (1)	637	-	2 017
TOTAL ASSETS	85 833	89 980	96 083
EQUITY AND LIABILITIES
Share capital	10 596	10 596	10 596
Additional paid-in capital	16 790	16 790	16 790
Retained earnings	(3 037)	(3 080)	187
Equity attributable to the owners of the parent	24 349	24 306	27 573
Non controlling interest	1 985	2 078	2 019
Total equity	26 334	26 384	29 592
Non-current trade payables	349	337	380
Non-current financial liabilities at amortized cost, excluding trade payables	30 295	31 883	33 933
Non-current financial liabilities at fair value through profit or loss	369	482	259
Non-current hedging derivatives liabilities	1 133	542	277
Non-current employee benefits	2 924	2 989	1 711
Non-current provisions for dismantling	687	686	630
Non-current restructuring provisions	155	98	125
Other non-current liabilities	477	560	700
Deferred tax liabilities	954	1 102	1 264
Total non-current liabilities	37 343	38 679	39 279
Current trade payables	7 540	7 697	8 151
Current financial liabilities at amortized cost, excluding trade payables	7 100	7 331	5 440
Current financial liabilities at fair value through profit or loss	165	111	2 019
Current hedging derivatives liabilities	3	5	3
Current employee benefits	2 009	1 948	1 870
Current provisions for dismantling	23	23	19
Current restructuring provisions	157	55	277
Other current liabilities	1 288	1 280	2 012
Operating taxes and levies payables	1 200	1 475	1 434
Current tax payables	592	2 794	2 625
Deferred income	1 974	2 198	2 322
Total current liabilities	22 051	24 917	26 172
Liabilities related to assets held for sale (1)	105	-	1 040
TOTAL EQUITY AND LIABILITIES	85 833	89 980	96 083
(1) Orange Dominicana in 2013 and Orange Switzerland in 2011.

appendix 3: consolidated statement of cash flows

(in millions of euros)	2013	2012	2011
OPERATING ACTIVITIES
Consolidated net income	2 133	1 104	3 828
Adjustments to reconcile net income (loss) to funds generated from operations	11 795	13 880	12 544
Changes in working capital requirements	(110)	(620)	264
Other net cash out	(6 559)	(4 348)	(3 757)
Net cash provided by operating activities	7 259	10 016	12 879
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(5 997)	(6 844)	(6 598)
Cash paid for investment securities, net of cash acquired	(69)	(49)	(217)
Investments in associates and joint ventures, net of cash acquired	(2)	(45)	(392)
Purchases of equity securities measured at fair value	(18)	(24)	-
Proceeds from sales of Orange Suisse, net of cash transferred	-	1 386	-
Other proceeds from sales of investment securities, net of cash transferred	76	24	452
Decrease (increase) in securities and other financial assets	(34)	842	447
Net cash used in investing activities	(6 044)	(4 710)	(6 308)
FINANCING ACTIVITIES
Long-term debt issuances	3 209	2 769	4 331
Long-term debt redemptions and repayments	(4 001)	(3 139)	(1 717)
Increase (decrease) of bank overdrafts and short-term borrowings	(151)	1 001	(570)
Decrease (increase) of deposits and other debt-linked financial assets	(751)	(178)	2
Exchange rates effects on derivatives, net	(135)	271	(238)
Purchase of treasury shares	(24)	(94)	(275)
Purchase of ownership interests in Egypt with no gain of control	-	(1 489)	-
Others changes in ownership interests with no gain / loss of control	(11)	-	(8)
Capital increase (decrease) - owners of the parent company	-	-	1
Capital increase (decrease) - non-controlling interests	-	2	-
Dividends paid to non-controlling interests	(359)	(583)	(683)
Dividends paid to owners of the parent company	(1 314)	(3 632)	(3 703)
Net cash used in financing activities	(3 537)	(5 072)	(2 860)
Net change in cash and cash equivalents	(2 322)	234	3 711
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(65)	26	(78)
Cash and cash equivalents - opening balance	8 321	8 061	4 428
Cash and cash equivalents - closing balance	5 934	8 321	8 061

appendix 4: change in net financial debt from 2012 to 2013

(in millions of euros, on an historical basis)	31 December 2012	31 December 2013
Restated EBITDA- CAPEX	7 967	7 019
Licences and spectrum	(1 255)	(449)	(1)
Net interest expense cash out and dividends received	(1 370)	(1 566)	(2)
Income taxes cash out	(1 145)	(3 287)	(3)
Change in WCR	(56)	(110)
Other operational items	(969)	(344)	(4)
Dividends paid to owners of parent company	(3 632)	(1 314)
Dividends paid to non-controlling interests	(583)	(359)
Purchase of own shares	(94)	(24)
Acquisitions and disposal	1 518	(27)	(5)
Other financial items	(36)	280
Variation in net debt	345	(181)
Net financial debt	(30 545)	(30 726)
Restated ratio of net financial debt / EBITDA*	2 17x	2 37x	(6)

Restated ratio of net financial debt / EBITDA* including the impact of a payment related to a tax dispute concerning the financial year 2005	2 17x	2 21x

(1)  Primarily concerns Romania (-164 million euros) and Belgium (-135 million euros).

(2)  Decrease in dividends received from EE (270 million euros in 2013 vs. 450 million euros in 2012).

(3)  Includes -2.146 billion euros related to the tax dispute of the 2005 financial year.

(4)  Includes a provision of -299 million euros for restructuring in 2013 and -550 million euros related to the settlement of the dispute between DPTG and Orange Polska in 2012.

(5)  Includes the disposal of Orange Austria and Etrali, and the acquisition of a 51% interest in Dailymotion, bringing the Group's total interest to 100%.

(6)  The tax dispute relating to the 2005 financial year represents an increase of 0.16x the restated ratio of net financial debt to EBITDA.

*    The ratio of restated net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the EE joint venture in the United Kingdom, to restated EBITDA achieved over the previous 12 months and including 50% of the EBITDA of the EE joint venture in the United Kingdom.

appendix 5: analysis of restated consolidated EBITDA

	2013	2012	change
		comparable basis	comparable basis
In millions of euros			(in %)

Full year data
Revenue	40 981	42 930	(4.5)%
External purchases	(17 965)	(18 746)	(4.2)%
as % of revenues	43.8%	43.7%	0.2pt
of which:
Interconnection costs	(4 934)	(5 383)	(8.3)%
as % of revenues	12.0%	12.5%	(0.5)pt.
Other network and IT expenses	(2 883)	(2 862)	0.7%
as % of revenues	7.0%	6.7%	0.4pt
Property & general expenses other and capitalized costs	(3 756)	(3 913)	(4.0)%
as % of revenues	9.2%	9.1%	0.1pt
Commercial expenses and content costs	(6 391)	(6 589)	(3.0)%
as % of revenues	15.6%	15.3%	0.2pt
Labour expenses*	(8 873)	(8 980)	(1.2)%
as % of revenues	21.7%	20.9%	0.7pt
Other operating income and expenses*	(1 506)	(1 563)	-
Gains (losses) on disposals of assets*	46	65	-
Restructuring costs	(35)	(36)	-
Restated EBITDA*	12 649	13 670	(7.5)%
as % of revenues	30.9%	31.8%	(1.0)pt.

*   EBITDA restatements relate to the following exceptional events:

In 2013, a total positive amount of 414 million euros for:

-   a restructuring expense of 299 million euros;

-   an expense of 155 million euros for the Part Time for Seniors plans in France and other items related to labour expenses;

-   a net expense of 33 million euros for various disputes;

-   proceeds of 73 million euros related to the disposal of Orange Austria.

In 2012, a total positive amount of 1.381 billion euros for:

-   an expense of 1.292 billion euros for the Part Time for Seniors plans in France and other items related to labour expenses;

-   an expense of 116 million euros (including recording rights) corresponding to the payment of 110 million euros to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) for the transfer of the services contract between OTMT and ECMS to the Orange Group;

-   27 million euros in net income from various disputes.

	2013	2012	change
		comparable basis	comparable basis
In millions of euros			(in %)
4rth quarter
Revenue	10 216	10 770	(5.1)%
External purchases	(4 705)	(4 945)	(4.9)%
as % of revenues	46.1%	45.9%	0.1pt
of which:
Interconnection costs	(1 184)	(1 278)	(7.4)%
as % of revenues	11.6%	11.9%	(0.3)pt.
Other network and IT expenses	(768)	(757)	1.4%
as % of revenues	7.5%	7.0%	0.5pt
Property & general expenses other and capitalized costs	(940)	(998)	(5.8)%
as % of revenues	9.2%	9.3%	(0.1)pt.
Commercial expenses and content costs	(1 813)	(1 912)	(5.2)%
as % of revenues	17.7%	17.8%	(0.0)pt.
Labour expenses*	(2 230)	(2 261)	(1.4)%
as % of revenues	21.8%	21.0%	0.8pt
Other operating income and expenses*	(418)	(466)	-
Gains (losses) on disposals of assets*	7	30	-
Restructuring costs	(5)	(18)	-
Restated EBITDA*	2 867	3 109	(7.8)%
as % of revenues	28.1%	28.9%	(0.8)pt.

*   EBITDA restatements relate to the following exceptional events:

In the 4th quarter of 2013, a total positive amount of 390 million euros for:

-   a restructuring expense of 299 million euros;

-   an expense of 40 million euros related to the Part Time for Seniors plans in France and other items related to labour expenses;

-   a net expense of 51 million euros for various disputes.

In the 4th quarter of 2012, a total positive amount of 1.077 billion euros for:

-   an expense of 1.063 billion euros related to the Part Time for Seniors plans in France and other items related to labour expenses;

-   a net expense of 14 million euros from various disputes.

appendix 6: revenues by operating segment

In millions of euros	2013	2012	2012	change	change
		comparable basis	historical basis	comparable basis	historical basis

Full year data				(in %)	(in %)
France	20 018	21 425	21 431	(6.6)%	(6.6)%
Mobile services	8 348	9 305	9 305	(10.3)%	(10.3)%
Mobile equipment sales	538	559	559	(3.7)%	(3.7)%
Fixed services	10 613	11 004	11 004	(3.6)%	(3.6)%
Fixed services retail	6 923	7 357	7 357	(5.9)%	(5.9)%
Fixed wholesale	3 690	3 647	3 647	1.2%	1.2%
Other revenues	519	557	563	(6.9)%	(7.9)%
Spain	4 052	4 027	4 027	0.6%	0.6%
Mobile services	2 843	3 092	3 092	(8.0)%	(8.0)%
Mobile equipment sales	354	167	167	112.5%	112.5%
Fixed services	842	749	749	12.5%	12.5%
Other revenues	13	19	19	(33.1)%	(33.1)%
Poland	3 079	3 369	3 381	(8.6)%	(8.9)%
Mobile services	1 456	1 631	1 605	(10.8)%	(9.3)%
Mobile equipment sales	35	34	34	5.7%	5.3%
Fixed services	1 443	1 571	1 576	(8.1)%	(8.4)%
Other revenues	145	133	166	8.0%	(13.4)%
Rest of World	7 792	7 829	8 281	(0.5)%	(5.9)%
of which Egypt	1 159	1 133	1 325	2.3%	(12.5)%
Enterprise	6 513	6 881	7 001	(5.3)%	(7.0)%
Legacy networks	1 687	1 944	1 872	(13.3)%	(9.9)%
Mature networks	2 730	2 786	2 895	(2.0)%	(5.7)%
Growing networks	413	399	402	3.5%	2.6%
Services	1 683	1 752	1 832	(3.9)%	(8.1)%
International Carriers and Shared Services	1 702	1 618	1 623	5.2%	4.9%
International Carriers	1 423	1 381	1 382	3.0%	3.0%
Shared Services	279	237	241	17.7%	15.8%
Inter-segment eliminations	(2 175)	(2 219)	(2 229)	-	-
Group total	40 981	42 930	43 515	(4.5)%	(5.8)%
4rth quarter
France	4 954	5 325	5 325	(7.0)%	(7.0)%
Mobile services	1 980	2 254	2 254	(12.1)%	(12.1)%
Mobile equipment sales	184	187	187	(1.4)%	(1.4)%
Fixed services	2 654	2 748	2 748	(3.4)%	(3.4)%
Fixed services retail	1 711	1 827	1 827	(6.4)%	(6.4)%
Fixed wholesale	943	921	921	2.4%	2.4%
Other revenues	136	136	137	(0.2)%	(0.6)%
Spain	992	1 011	1 011	(1.9)%	(1.9)%
Mobile services	651	766	766	(15.0)%	(15.0)%
Mobile equipment sales	123	40	40	205.3%	205.3%
Fixed services	215	199	199	8.0%	8.0%
Other revenues	2	5	5	(58.7)%	(58.7)%
Poland	755	832	847	(9.4)%	(10.9)%
Mobile services	352	397	395	(11.2)%	(10.9)%
Mobile equipment sales	10	9	9	3.8%	2.2%
Fixed services	356	381	388	(6.6)%	(8.2)%
Other revenues	37	46	55	(18.9)%	(32.4)%
Rest of World	1 971	2 009	2 090	(1.9)%	(5.7)%
of which Egypt	289	277	328	4.1%	(11.9)%
Enterprise	1 658	1 736	1 786	(4.5)%	(7.2)%
Legacy networks	408	467	450	(12.7)%	(9.3)%
Mature networks	678	702	731	(3.5)%	(7.2)%
Growing networks	110	108	109	2.3%	1.1%
Services	462	460	497	0.6%	(7.0)%
International Carriers and Shared Services	428	414	415	3.5%	3.3%
International Carriers	354	346	346	2.4%	2.4%
Shared Services	74	68	69	8.7%	8.1%
Inter-segments eliminations	(542)	(557)	(558)	-	-
Group total	10 216	10 770	10 917	(5.1)%	(6.4)%

appendix 7: key performance indicators

	31 December 2013	31 December 2012
Orange Group
Total number of customers* (millions)	236.281	230.657
Mobile service customers* (millions)	178.490	172.404
- of which contract customers (millions)	61.715	56.992
Fixed broadband service customers (millions)	15.469	14.910
- of which IPTV and satellite TV customers (millions)	6.514	5.908
France
Mobile services
Number of customers* (millions)	27.014	27.190
- of which contract customers (millions)	20.861	19.704
Total ARPU (euros)	295	333
Fixed services
Number of fixed consumer lines (millions)	17.126	17.623
Number of broadband customers (millions)	10.108	9.893
Broadband market share at end of period (%)	40.6 **	41.3
Broadband ARPU (euros)	33.8	34.7
Number of wholesale lines (millions)	13.161	12.577
Spain
Mobile services
Number of customers* (millions)	12.377	11.839
- of which contract customers (millions)	8.945	8.100
Total ARPU (euros)	225	259
Fixed services
Number of broadband customers (millions)	1.693	1.396
Broadband ARPU (euros)	31.8	33.0
Poland
Mobile services
Number of customers* (millions)	15.325	14.895
- of which contract customers (millions)	7.221	6.911
Total ARPU (PLN)	414	470
Fixed services
Number of fixed telephone lines (millions)	5.766	6.425
Number of broadband customers (millions)	2.301	2.345
Broadband ARPU (PLN)	60.3	56.2
* Excluding customers of MVNOs ** Company estimate.

.

	31 December 2013	31 December 2012
Rest of World
Mobile services
Total number of customers* (millions)	111.386	105.406
- of which contract customers (millions)	17.513	15.479
Mobile customers by region (millions)
- Europe	19.965	20.583
- Africa and Middle East	87.993	81.582
- Other operations	3.429	3.242
Fixed services
Total number of telephone lines (thousands)	2 004	2 055
Number of broadband customers (thousands)	1 004	929
Enterprise
France
Number of legacy telephone lines (thousands)	3 355	3 681
Number of permanent accesses to IP networks (thousands)	353	349
- of which IP-VPN (thousands)	286	281
Number of XoIP connections (thousands)	72	67
World
Total number of IP-VPN accesses worldwide (thousands)	330	326
EE (United Kingdom) **
Mobile services
Number of customers* (millions)	24.774	26.148
- of which contract customers (millions)	14.350	13.594
Total ARPU (£/month, based on quarterly revenues)	19.2	18.6
Fixed services
Number of broadband customers (thousands)	726	693
* Excluding customers of MVNOs
** The EE customer base is 50% consolidated in the Orange Group customer base.

appendix 8: glossary

Key figures

comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

operating cash flow: corresponds to restated EBITDA minus CAPEX. Orange uses this indicator to measure the Group’s performance in generating cash flow from its operating activities.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator activates the same mobile number in its own information system.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks5 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, VDSL, satellite and WiMAX): the average revenues per user of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

5   With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: March 6, 2014	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations